Exhibit 99.1

Sphere 3D to Convert Outstanding Debt into Equity

Mississauga, Ontario – November 28, 2014 –Sphere 3D Corporation (TSXV: ANY NASDAQ: ANY) (the “Company” or “Sphere 3D”), a virtualization technology solution provider, today announced that it intends to issue 333,333 common shares of the Company to FBC Holdings S.á.r.l., an affiliate to Cyrus Capital Partners (“Cyrus Capital”), in satisfaction of its US$2,500,000 guarantee of a convertible loan transaction between Overland Storage, Inc. (“Overland”) and Cyrus Capital entered into on October 13, 2014. As a condition of entering into this loan transaction, Overland repaid existing indebtedness owing to the Company of US$2,500,000.

The terms of the loan provide that repayment of US$2,500,000 shall occur immediately following the closing of the Overland merger transaction and be converted at an ascribed price of US$7.50 per share. Subject to receipt of regulatory approval, these shares will be issued at a price of CDN$8.57, being the Canadian dollar equivalent of the US$7.50 conversion price. The shares will be subject to a 4 month hold period under applicable Canadian securities law.

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V: ANY, NASDAQ:ANY) is a virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of some of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator management software for VDI. In May 2014, Sphere 3D announced its proposed merger with Overland Storage (NASDAQ: OVRL). This alliance is intended to bring together next generation technologies for virtualization and cloud coupled with end-to-end scalable storage offerings enabling the introduction of a number of converged solutions. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com or www.sec.gov.

Sphere 3D Contact:
Peter Tassiopoulos, CEO
Tel: (416) 749-5999
Peter@sphere3d.com

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